Exhibit 17

List of Subsidiary Issuers of Guaranteed Securities

Each of the following subsidiaries of GSK plc (the “Guarantor”) is issuer of the following outstanding securities, which are fully and unconditionally guaranteed by the Guarantor:

GlaxoSmithKline Capital Inc.
3.875% Notes due 2028
4.500% Notes due 2030
5.375% Notes due 2034
4.875% Notes due 2035
6.375% Notes due 2038
4.200% Notes due 2043

GlaxoSmithKline Capital plc
4.315% Notes due 2027
Floating Rate Notes due 2027
3.375% Notes due 2029